UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

United Kingdom

Brent Council awards Veolia Environnement
£142.3 million waste management contract

Paris, January 21, 2014. Veolia Environnement has been awarded the nine-year public realm contract by Brent Council, which will start in April 2014. The contract is valued at £142.3 million and has an option to extend for a further seven years.

The new contract comprises the services which Veolia has provided to the borough since 1992, including recycling and refuse collections, street cleansing and winter maintenance. In addition, the new contract includes the additional services of grounds maintenance of parks, open spaces and Brent Housing Partnership land.

Estelle Brachlianoff, Director UK and Northern Europe for Veolia Environnement, said: “We have been in Brent for over twenty years, the first London borough contract we won and one of the first in the UK altogether. The special demands of Brent and its residents are complex and unique which made the winning of this contract particularly pleasing as we look to further develop the service on this valuable and prestigious contract.”

Councillor Muhammed Butt, Brent Council Leader, said: “This contract will deliver value for money for Brent’s council tax payers as well as cleaner and greener public spaces and a lower carbon footprint for the borough. Most importantly it will help ensure Brent remains a place which residents can take pride in. I look forward to working with the company on delivering this new contract.”

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(*) Excluding Transdev employees and revenues currently under divestment.

Contacts

Analysts and institutional investors contacts:

Ronald Wasylec – Tel +33 1 71 75 12 23

Ariane de Lamaze – Tel +33 (0)1 71 75 06 00

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

UK Media Contact

Caroline Rams

+44 (0) 20 7812 5038

Caroline.Rams@veolia.co.uk

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 21, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer